Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Nine
	Months
	Ended
	September 30,	Year Ended December 31,
	2007	2006 (1)	2005 (1)	2004	2003	2002
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, distributions on preferred securities of subsidiary trusts, and income from equity investees	$5,945	$7,872	$5,013	$2,726	$981	$191
Add:
Fixed charges	492	566	474	410	396	409
Amortization of capitalized interest	11	9	8	7	6	6
Distributions from equity investees	—	47	50	42	26	5
Less:
Interest capitalized	(83)	(165)	(65)	(37)	(26)	(16)
Distributions on preferred securities of subsidiary trusts	—	—	—	—	(17)	(30)
Minority interest in net income of NuStar Energy L.P.	—	—	—	—	(2)	(14)

Total earnings	$6,365	$8,329	$5,480	$3,148	$1,364	$551

Fixed charges:
Interest expense, net	$264	$212	$269	$260	$261	$286
Interest capitalized	83	165	65	37	26	16
Rental expense interest factor (2)	145	189	140	113	92	77
Distributions on preferred securities of subsidiary trusts	—	—	—	—	17	30

Total fixed charges	$492	$566	$474	$410	$396	$409

Ratio of earnings to fixed charges	12.9x	14.7x	11.6x	7.7x	3.4x	1.3x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$6,365	$8,329	$5,480	$3,148	$1,364	$551

Total fixed charges	$492	$566	$474	$410	$396	$409
Preferred stock dividends	—	3	20	19	7	—

Total fixed charges and preferred stock dividends	$492	$569	$494	$429	$403	$409

Ratio of earnings to fixed charges and preferred stock dividends	12.9x	14.6x	11.1x	7.3x	3.4x	1.3x

(1)	Amounts for 2006 and 2005 have been restated due to the presentation of the operations of the Lima Refinery as discontinued operations in the consolidated statements of income.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.